COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

03024548

File Number: 82.2994

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 15 2003
WASH. D.C. 181 SECTION

3 July 2003

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

dlw 7/6

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL UPDATE ON DISCUSSIONS WITH BERRI

Sydney, 3 July 2003: Coca-Cola Amatil Limited (CCA) advised on 25 June that it had held discussions with a number of parties, including Berri Limited (Berri), concerning possible acquisitions in the non-alcoholic beverages industry.

Discussions with representatives of Berri have been continuing and, as part of the process, CCA has approached the Australian Competition and Consumer Commission (ACCC) to seek a view on the possible transaction. As part of its normal process, the ACCC has advised it wishes to conduct market enquiries to assist in its considerations and the parties have agreed to this.

At this time no agreement has been reached with respect to the acquisition of Berri by CCA.

Yours faithfully

D A Wylie
Secretary

ENDS

Coca-Cola Amatil is the largest bottler of non-alcoholic beverages in the Asia Pacific region. It operates in six countries - Australia, New Zealand, Papua New Guinea, Fiji, South Korea and Indonesia - employs 16,250 people and has access to 281 million consumers through 600,000 active customers.

For more information about Coca-Cola Amatil please visit CCA's website at www.ccamatil.com

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571